Exhibit (a)(5)(A)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares. The Offer (as defined below) is made solely by the Offer to Purchase dated August 15, 2007 and the related Letter of Transmittal, and any amendments or supplements to the Offer to Purchase or Letter of Transmittal. The Offer is not being made to, nor will tenders be accepted from or on behalf of, stockholders in any jurisdiction where it would be illegal to do so. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Integrated Silicon Solution, Inc. by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

Notice of Offer to Purchase for Cash

by

Integrated Silicon Solution, Inc.

of

Up to $30 Million in Value of Shares of its Common Stock

at

a Purchase Price Not Greater Than $5.70 Nor Less Than $6.30 Per Share

Integrated Silicon Solution, Inc., a Delaware corporation (“ISSI”), is offering to purchase for cash up to $30 million in value of shares of its common stock, par value $0.0001 per share (the “Shares”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 15, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the “Offer”).

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT

5:00 P.M., NEW YORK CITY TIME, ON FRIDAY, SEPTEMBER 14, 2007

(THE “EXPIRATION DATE”), UNLESS THE OFFER IS EXTENDED.

Upon the terms and subject to the conditions of the Offer, ISSI will determine a single price, not greater than $5.70 nor less than $6.30 per Share, that it will pay for the Shares properly tendered pursuant to the Offer and not properly withdrawn, taking into account the number of Shares so tendered and the prices specified by tendering stockholders. ISSI will select the lowest price per Share within the range (the “Purchase Price”) that will allow it to purchase $30 million in value of Shares (or such lesser number as are properly tendered and not properly withdrawn) pursuant to the Offer. ISSI will purchase all Shares properly tendered at prices at or below the Purchase Price and not properly withdrawn upon the terms and subject to the conditions of the Offer, including the provisions relating to “odd lot” priority, proration and conditional tender described in the Offer to Purchase. The maximum number of Shares that ISSI will purchase pursuant to the Offer is 5,263,157. If more than $30 million in value of Shares (or a greater number of Shares as we may elect to purchase pursuant to the Offer) have been properly tendered at or below the Purchase Price and not properly withdrawn prior to the Expiration Date, ISSI will purchase Shares on the following basis:

(a) First, from all holders of “odd lots” of less than 100 Shares who properly tender all such Shares at or below the Purchase Price;

(b) Second, on a pro rata basis from all stockholders who properly tender Shares at or below the Purchase Price, subject to appropriate adjustments to avoid purchases of fractional Shares and the conditional tender provisions described in Section 6 of the Offer to Purchase; and

(c) Third, if necessary to permit us to purchase up to $30 million in value of Shares (or such greater number of Shares as we may elect to purchase pursuant to the Offer), from stockholders who have tendered Shares at or below the Purchase Price subject to the condition that a specified minimum number of the holder’s Shares be purchased if any of the holder’s Shares are purchased pursuant to the Offer (for which the condition was not initially satisfied), by random lot, to the extent feasible. To be eligible for purchase by random lot, stockholders whose Shares are conditionally tendered must have properly tendered all of their Shares and not properly withdrawn such Shares prior to the Expiration Date.

All other Shares that have been tendered and not purchased will be returned to stockholders, at ISSI’s expense, promptly after the Expiration Date. ISSI expressly reserves the right, in its sole discretion and subject to applicable law, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 7 of the Offer to Purchase shall have occurred or shall be deemed by ISSI to have occurred, to extend the period of time during which the Offer is open and delay acceptance for payment of, and payment for, any Shares by giving oral or written notice of such extension to the Depositary and making a public announcement of such extension no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced Expiration Date. During any such extension, all Shares previously tendered and not properly withdrawn will remain subject to the Offer and to the right of a tendering stockholder to withdraw such stockholder’s Shares.

Tenders of Shares made pursuant to the Offer may be withdrawn at any time prior to the Expiration Date, and unless previously accepted for payment as provided in the Offer to Purchase, may be withdrawn after 5:00 p.m., New York City time, on Thursday, October 11, 2007. To be effective, the notice of withdrawal must be in written, telegraphic or telex form and must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. In addition, the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn, and the name of the registered holder of the Shares. If the certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, before the release of the certificates, the tendering stockholder also must submit the serial numbers shown on the particular certificates for Shares to be withdrawn and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), except in the case of Shares tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer described in Section 3 of the Offer to Purchase, the notice of withdrawal also must specify the name and the number of the account at DTC (as defined in the Offer to Purchase) to be credited with the withdrawn Shares and must otherwise comply with DTC’s procedures. If a stockholder tendered its Shares at more than one price, such stockholder must complete a separate notice of withdrawal for Shares tendered at each price.

For purposes of the Offer, ISSI will be deemed to have accepted for payment (and therefore purchased) Shares that are properly tendered at or below the Purchase Price and not properly withdrawn, subject to “odd lot” priority, proration and conditional tender provisions of the Offer, only when, as and if ISSI gives oral or written notice to the Depositary of its acceptance of the Shares for payment in the Offer.

Stockholders desiring to tender their Shares must follow the procedures set forth in Section 3 of the Offer to Purchase and in the Letter of Transmittal.

Payment for Shares tendered and accepted for payment in the Offer will be made promptly after the Expiration Date, but only after timely receipt by the Depositary of certificates for Shares, or of a timely book-entry confirmation of Shares into the Depositary’s account at DTC, and a properly completed and duly executed Letter of Transmittal, or an Agent’s Message, in the case of a book-entry transfer, and any other required documents.

Our board of directors has spent a great deal of time analyzing our business, our business sector and the opportunities and challenges ahead and has determined that the Offer properly creates the right balance between doing what is right for our business and delivering liquidity to our stockholders. Our board believes that using a portion of our existing cash reserves to fund the Offer is a prudent use of our financial resources and an efficient means of providing liquidity to our stockholders.

Our board of directors has approved the Offer. However, neither we, the Information Agent, nor the Depositary for the Offer is making any recommendation to you as to whether to tender or refrain from tendering your Shares pursuant to the Offer or as to the price or prices at which you may choose to tender your Shares pursuant to the Offer. You must make your own decision as to whether to tender your Shares and, if so, how many Shares to tender and the price or prices at which you will tender them. In doing so, you should read carefully the information in the Offer to Purchase and in the related Letter of Transmittal, including the purposes and effects of the Offer. Our directors and executive officers have advised the Company that they do not intend to tender any of their Shares pursuant to the Offer.

In certain circumstances, a tendering stockholder whose Shares are purchased in the Offer may be treated for U.S. federal income tax purposes as having received an amount taxable as a distribution or dividend rather than as a capital gain or loss. Stockholders are strongly encouraged to read the Offer to Purchase for additional information regarding the U.S. federal income tax consequences of participating in the Offer.

The information required to be disclosed by Rule 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

The Offer to Purchase and the Letter of Transmittal contain important information that should be read before any decision is made with respect to the Offer.

Copies of the Offer to Purchase and the Letter of Transmittal are being mailed to record holders of Shares. Additional copies of the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Information Agent at ISSI’s expense at the address and telephone number set forth below. Any questions or requests for assistance may be directed to the Information Agent at the telephone number and address set out below. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

You may obtain information regarding the Offer

from the Information Agent as follows:

Mellon Investor Services

Attn:  Reorganization Dept., 27th Flr.

480 Washington Blvd.

Mail Drop - Reorg

Jersey City, NJ 07310

Toll Free:  (800) 777-3674

Collect:  (201) 680-6654

August 15, 2007

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